Barbara J. Oikle
(305) 579-0722
May 9, 2007
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
Attention: Errol Sanderson

Re:	MASTEC, INC. Registration Statements on Form S-4 and S-3 Filed on April 13, 2007 File Nos. 333-142085 and 333-142083, respectively
Ladies and Gentlemen:
     On behalf of our client, MasTec, Inc., a Florida corporation (the “Company”), transmitted herewith is the Company’s response to the Staff’s comment to the Registration Statements on Form S-4 and S-3 filed on April 13, 2007 (the “Registration Statements”) which comment was set forth in two letters dated April 25, 2007 (the “Comment Letters”) to Alberto de Cardenas, Executive Vice President and General Counsel of the Company. For ease of reference, we have reproduced the Staff’s comment below as set forth in the Comment Letters.
General
1.	It appears that you may not be eligible to incorporate information by reference since the Form 8-K dated January 16, 2007 was filed late. Item 8.01 information must be filed pursuant to Rule 100(a) of Regulation FD which states that it must be filed simultaneously with the event. Please advise.

RESPONSE:

The Company filed a timely, mandatory Item 1.01 Form 8-K on January 25, 2007, and in conjunction therewith filed Item 8.01 disclosure concerning a related event that occurred on January 16, 2007 (the “Item 8.01 Disclosure”). SEC Release No. 33-8400 (3/16/04), entitled “Additional Form 8-K Disclosure Requirements and Acceleration of Filing Date”, makes clear that there is no deadline for voluntary disclosures under Item 8.01 of Form 8-K unless the filing is made solely to satisfy a reporting company’s obligations under Regulation FD. See also General Instruction B(1) to Form 8-K. The Item 8.01 Disclosure was not filed by the Company to satisfy its reporting obligations under Regulation FD. Compliance with Regulation FD is required under certain specified circumstances only when an issuer discloses “material nonpublic information” regarding the issuer or its securities. In this case, there was no “material nonpublic information” that required Form 8-K disclosure since the subject communication was itself a widely circulated press release. See SEC Release No. 33-7881 (8/15/2000), entitled “Selective Disclosure and Insider Trading”, which states that a press release distributed through a widely circulated news or wire service constitutes an acceptable method of “public” disclosure. See also, Rule 101(e)(2) or Regulation FD which states that “an issuer shall be exempt from the requirement to furnish or file a Form 8-K if it instead disseminates the information through another method . . . of disclosure that is reasonably designed to provide broad, non-exclusionary distribution of the information to the public.”
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     Please call the undersigned with any questions or comments you may have regarding this letter. In addition, please send all written correspondence directly to the undersigned at Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131, telecopy (305) 579-0717, with copies to Alberto de Cardenas, the Company’s Executive Vice President and General Counsel, at 800 Douglas Road, Penthouse, Coral Gables, Florida 33134, telecopy (305) 406-1900.

Very truly yours,
/s/ Barbara J. Oikle, Esq.
Barbara J. Oikle, Esq.

Enclosures

cc:	Albert de Cardenas, Esq. Jennifer Hardy